FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
JANUARY 20, 2004

LJ INTERNATIONAL RECEIVES INITIAL ORDERS FROM
AUSTRALIA’S LARGEST HOME SHOPPING NETWORK

HONG KONG and LOS ANGELES, January 20, 2004 — LJ International, Inc. (Nasdaq: JADE) one of the fastest-growing fine jewelry companies in the world, today announced that it has received initial orders from the largest home shopping network in Australia, representing LJI’s debut into that country. The network, which cannot be named for competitive reasons, is 20% owned by the second largest home shopping network in the U.S., a new LJI customer as of late 2003.

Established in 1998, Australia’s largest home shopping network recorded sales growth of 36% on rising profitability in its last fiscal year. It broadcasts in Australia, New Zealand and, now, in China to over 64 million households through its cable and over-the-air affiliates. In addition to TV-based sales, it also sells via direct mail and bricks-and-mortar retail stores. Jewelry represents one of its major product categories along with watches, collectibles, electronics, home accessories and other products.

“This initial order is significant as it represents our initial penetration of Australia’s growing home shopping industry in addition to potentially providing us with a direct channel into the Chinese market through the television”, said Yu Chuan Yih, Chairman and Chief Executive Officer of LJ International. “Our new retail relationship with this network is another in a series of aggressive steps we have taken to establish new revenue channels, diversify geographically and eventually begin selling into China both through traditional means and, now, through one of the country’s largest home shopping channels.” Mr. Yih noted that, as part of its plans to expand into China, it has recently opened a 5,000-square-foot showroom in Hong Kong’s jewelry district and is proceeding with plans to market its “Lorenzo” brand of upscale jewelry through franchises and “eMotion” online-sales kiosks throughout China.

If you would like to be added to LJ International’s e-mail or fax lists, please e-mail Haris Tajyar at htajyar@irintl.com.

About LJ International

LJ International Inc., (“LJI”) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

For more information on LJI, please visit the Company’s Web site at http://www.ljintl.com .

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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